UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the first tranche, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the first tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on May 27, 2021, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended July 31, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
July 1, 2022	139,180	173.82p	177.60p	170.80p
July 4, 2022	32,319	179.24p	179.40p	176.00p
July 5, 2022	146,105	176.64p	180.00p	173.00p
July 6, 2022	146,990	179.64p	180.60p	178.60p
July 7, 2022	97,574	182.44p	183.60p	180.80p
July 8, 2022	71,762	184.99p	185.20p	182.80p
July 11, 2022	113,063	188.22p	188.60p	185.40p
July 12, 2022	125,832	189.17p	191.20p	184.00p
July 13, 2022	145,749	184.46p	194.40p	178.40p
July 14, 2022	124,561	186.01p	188.20p	181.60p
July 15, 2022	140,304	187.69p	189.00p	183.80p
July 18, 2022	94,129	186.69p	191.60p	181.80p
July 19, 2022	90,786	186.67p	191.20p	182.20p
July 20, 2022	60,212	193.94p	194.00p	193.00p
July 21, 2022	24,830	196.55p	196.60p	195.40p
July 22, 2022	86,484	196.69p	199.20p	193.20p
July 25, 2022	80,693	194.39p	198.00p	190.80p
July 26, 2022	74,107	196.13p	198.00p	190.60p
July 27, 2022	74,961	196.42p	198.80p	192.60p
July 28, 2022	68,096	197.26p	203.00p	195.00p
July 29, 2022	68,851	198.30p	201.50p	194.80p

During the month ended July 31, 2022, the Company repurchased an aggregate of 2,006,588 Ordinary Shares. As of July 31, 2022, the Company’s issued share capital was 288,689,450 shares, 4,016,857 of which were held in treasury, resulting in total voting rights in the Company of 284,672,593 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

July 1, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4426432.html

July 4, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4428099.html

July 5, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4429594.html

July 6, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4431262.html

July 7, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4432843.html

July 8, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4434455.html

July 11, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4436183.html

July 12, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4437753.html

July 13, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4439297.html

July 14, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4440931.html

July 15, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4442387.html

July 18, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4444038.html

July 19, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4445759.html

July 20, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4447410.html

July 21, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4448975.html

July 22, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4450474.html

July 25, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4452129.html

July 26, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4453651.html

July 27, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4455300.html

July 28, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4456985.html

July 29, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4458711.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: August 4, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer